FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: June 3, 2013

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd Announces First Quarter Results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: June 3, 2013

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES FIRST QUARTER RESULTS

HERZLIYA, Israel, June 3, 2013 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the first quarter ended March 31, 2013.

Revenues from fixed income real estate totaled $3.4 million for the quarter ended March 31, 2013, compared to revenues of $3.5 million for the first quarter of 2012 and $3.4 million for the fourth quarter of 2012.

Net income for the first quarter ended March 31, 2013 was $279,000 or $0.07 per basic and diluted share, compared to a net income of $904,000 or $0.24 per basic and diluted share for the first quarter of 2012, and to a net income of $497,000 or $0.13 per basic and diluted for the fourth quarter of 2012.

Weighted average shares outstanding used in the calculation for the periods were approximately 3.8 million basic and diluted shares.

As of March 31, 2013, we had cash, cash equivalents, restricted cash and other financial investments, net, of $19 million, and shareholders' equity of $65.7 million, compared with $19.3 million, and $66.6 million, respectively, as of December 31, 2012.

Commenting on the first quarter results, Mr. Amir Philips CEO of Optibase said; “We are over all pleased with our first quarter results. Our income has remained stable compared to Q1 2012 and compared to the previous quarter. We kept our operating expenses at the same level as in the previous quarter and managed to generate operating income. Due to the fluctuation of the Swiss France against the USD, we have recorded financial expenses this quarter, compared to financial income in Q1 2012. Depending on the fluctuation of the Swiss Franc against the USD, our financial income, net may continue to fluctuate in the quarters to come”. Mr. Philips concluded “Aside from the fluctuation in our financial income, net, and given no other major external events, we expect our operating results and other fundamentals to remain stable while we continue to look for additional attractive real estate investment opportunities”.

OPTIBASE REPORTS/2

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and Miami, FL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/3

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended March 31, 2013

	Three months ended
	March 31	March 31
	2013	2012
	Unaudited $	Unaudited $

Fixed income real estate rent	3,434	3,487

Cost and expenses:
Cost of real estate operation	505	487
Real estate depreciation and amortization	778	663
General and administrative	387	424
Total cost and expenses	1,670	1,574

Operating income	1,764	1,913

Equity share in earnings (losses) of associates, net	(88)	-
Financial income (expenses) and other, net	(229)	247

Income before taxes on income	1,447	2,160

Taxes on income	(548)	(533)

Net income	899	1,627

Net income attributable to non-controlling interests	620	723

Net income attributable to Optibase LTD	279	904

Net earnings per share:
Basic and diluted	$0.07	$0.24

Number of shares used in computing Earnings per share:
Basic	3,821	3,816
Diluted	3,823	3,819

Amounts in thousands

OPTIBASE REPORTS/4

Condensed Consolidated Balance Sheets

	March 31, 2013	December 31, 2012
	Unaudited	Audited

Assets
Current Assets:
Cash and cash equivalents	18,871	19,142
Restricted cash	137	134

Trade receivables	522	148
Other accounts receivables and prepaid expenses	274	217
Assets related to discontinued operations	980	980
Total current assets	20,784	20,621

Long term investments	8,605	8,043

Real Estate Property, net	186,935	194,826
Other assets, net	1,288	1,392
Total property and other assets	188,223	196,218

Total assets	217,612	224,882

Liabilities and shareholders' equity
Current Liabilities:

Current maturities of long term loans	2,495	2,597
Accrued payable and accrued expenses	4,054	3,476
Liabilities related to discontinued operations	2,520	2,563
Total current liabilities	9,069	8,636

Long term liabilities:
Deferred tax liabilities	14,704	15,262
Land lease liability, net	6,975	7,290
Other long term liabilities	2,402	2,844
Long term loans, net of current maturities	118,787	124,298
Total long term liabilities	142,868	149,694

Total shareholders’ equity of Optibase Ltd	46,741	47,474
Non-controlling interests	18,934	19,078
Total shareholders' equity	65,675	66,552

Total liabilities and shareholders’ equity	217,612	224,882

Amounts in thousands